                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 13D/A

                                AMENDMENT NO. 1



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               AMWAY JAPAN LIMITED
                               -------------------
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
                           --------------------------
                         (Title of Class of Securities)


                                   03234J 10 0
                                   -----------
                            (CUSIP Number - Sponsored
                   Number of American Depositary Shares, each
        representing one-half of one share of Common Stock, no par value)


                             CRAIG N. MEURLIN, ESQ.
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                                AMWAY CORPORATION
                             7575 FULTON STREET EAST
                               ADA, MICHIGAN 49355
                                 (616) 787-6000
       (Name, Address and Telephone Number of Person Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)


                                -----------------


                                DECEMBER 16, 1999
                                -----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box o.

                         (Continued on following pages)

                                (Page 1 of 16 Pages)

--------------------------------------------------------------------------------
                              CUSIP NO. G0352M 10 8
--------------------------------------------------------------------------------
     1       Names of reporting persons
             IRS Nos. of above persons (entities only)

             N.A.J. CO., LTD.
--------------------------------------------------------------------------------
     2       Check the appropriate box if a member of a group        (a) ___
                                                                     (b) ___
--------------------------------------------------------------------------------
     3       SEC use only
--------------------------------------------------------------------------------
     4       Source of funds
             OO
--------------------------------------------------------------------------------
     5       Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ___
--------------------------------------------------------------------------------
     6       Citizenship or place of organization

             Japan
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:
--------------------------------------------------------------------------------
                            7      Sole voting power
Number of Shares                            32,449,800
Beneficially               -----------------------------------------------------
Owned by Each               8      Shared voting power
Reporting Person                            0
                           -----------------------------------------------------
                            9      Sole dispositive power
                                            32,449,800
                           -----------------------------------------------------
                           10      Shared dispositive power
                                            0
--------------------------------------------------------------------------------
    11       Aggregate amount beneficially owned by each reporting person.
                      32,449,800
--------------------------------------------------------------------------------
    12       Check if the aggregate amount in Row (11) excludes certain shares ___
--------------------------------------------------------------------------------
    13       Percent of class represented by amount in Row (11)
             22.5%
--------------------------------------------------------------------------------
    14       Type of reporting person
             CO
--------------------------------------------------------------------------------

                              (Page 2 of 16 Pages)

--------------------------------------------------------------------------------
                              CUSIP NO. G0352M 10 8
--------------------------------------------------------------------------------
     1       Names of reporting persons
             IRS Nos. of above persons (entities only)

             ALAP HOLD CO., LTD.
             91-2006830
--------------------------------------------------------------------------------
     2       Check the appropriate box if a member of a group        (a)  X
                                                                     (b) ___
--------------------------------------------------------------------------------
     3       SEC use only
--------------------------------------------------------------------------------
     4       Source of funds
             OO
--------------------------------------------------------------------------------
     5       Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ___
--------------------------------------------------------------------------------
     6       Citizenship or place of organization

             Nevada
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:
--------------------------------------------------------------------------------
                            7      Sole voting power
Number of Shares                            0
Beneficially               -----------------------------------------------------
Owned by Each               8      Shared voting power
Reporting Person                            0
                           -----------------------------------------------------
                            9      Sole dispositive power
                                            0
                           -----------------------------------------------------
                           10      Shared dispositive power
                                            0
--------------------------------------------------------------------------------
    11       Aggregate amount beneficially owned by each reporting person.
                      0
--------------------------------------------------------------------------------
    12       Check if the aggregate amount in Row (11) excludes certain shares ___
--------------------------------------------------------------------------------
    13       Percent of class represented by amount in Row (11)
                      0
--------------------------------------------------------------------------------
    14       Type of reporting person
                      PN
--------------------------------------------------------------------------------

                              (Page 3 of 16 Pages)

--------------------------------------------------------------------------------
                              CUSIP NO. G0352M 10 8
--------------------------------------------------------------------------------
     1       Names of reporting persons
             IRS Nos. of above persons (entities only)

             AP NEW CO., LLC
             88-0441077
--------------------------------------------------------------------------------
     2       Check the appropriate box if a member of a group        (a)  X
                                                                     (b) ___
--------------------------------------------------------------------------------
     3       SEC use only
--------------------------------------------------------------------------------
     4       Source of funds
             OO
--------------------------------------------------------------------------------
     5       Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ___
--------------------------------------------------------------------------------
     6       Citizenship or place of organization

             Nevada
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:
--------------------------------------------------------------------------------
                            7      Sole voting power
Number of Shares                            0
Beneficially               -----------------------------------------------------
Owned by Each               8      Shared voting power
Reporting Person                            100,522,422
                           -----------------------------------------------------
                            9      Sole dispositive power
                                            0
                           -----------------------------------------------------
                           10      Shared dispositive power
                                            100,522,422
--------------------------------------------------------------------------------
    11       Aggregate amount beneficially owned by each reporting person.
                      100,522,422
--------------------------------------------------------------------------------
    12       Check if the aggregate amount in Row (11) excludes certain shares ___
--------------------------------------------------------------------------------
    13       Percent of class represented by amount in Row (11)
                      69.8%
--------------------------------------------------------------------------------
    14       Type of reporting person
                      OO
--------------------------------------------------------------------------------

                                (Page 4 of 16 Pages)

--------------------------------------------------------------------------------
                              CUSIP NO. G0352M 10 8
--------------------------------------------------------------------------------
     1       Names of reporting persons
             IRS Nos. of above persons (entities only)

             AMWAY CORPORATION
             38-1736584
--------------------------------------------------------------------------------
     2       Check the appropriate box if a member of a group        (a)  X
                                                                     (b) ___
--------------------------------------------------------------------------------
     3       SEC use only
--------------------------------------------------------------------------------
     4       Source of funds
             OO
--------------------------------------------------------------------------------
     5       Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ___
--------------------------------------------------------------------------------
     6       Citizenship or place of organization

             Michigan
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:
--------------------------------------------------------------------------------
                            7      Sole voting power
Number of Shares                            0
Beneficially               -----------------------------------------------------
Owned by Each               8      Shared voting power
Reporting Person                            100,522,422
                           -----------------------------------------------------
                            9      Sole dispositive power
                                            0
                           -----------------------------------------------------
                           10      Shared dispositive power
                                            100,522,422
--------------------------------------------------------------------------------
    11       Aggregate amount beneficially owned by each reporting person.
                      100,522,422
--------------------------------------------------------------------------------
    12       Check if the aggregate amount in Row (11) excludes certain shares ___
--------------------------------------------------------------------------------
    13       Percent of class represented by amount in Row (11)
                      69.8%
--------------------------------------------------------------------------------
    14       Type of reporting person
                      CO
--------------------------------------------------------------------------------

                              (Page 5 of 16 Pages)

--------------------------------------------------------------------------------
                              CUSIP NO. G0352M 10 8
--------------------------------------------------------------------------------
     1       Names of reporting persons
             IRS Nos. of above persons (entities only)

             JAY VAN ANDEL TRUST
             38-6408901
--------------------------------------------------------------------------------
     2       Check the appropriate box if a member of a group        (a)  X
                                                                     (b) ___
--------------------------------------------------------------------------------
     3       SEC use only
--------------------------------------------------------------------------------
     4       Source of funds
             OO
--------------------------------------------------------------------------------
     5       Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ___
--------------------------------------------------------------------------------
     6       Citizenship or place of organization

             Michigan
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:
--------------------------------------------------------------------------------
                            7      Sole voting power
Number of Shares                            0
Beneficially               -----------------------------------------------------
Owned by Each               8      Shared voting power
Reporting Person                            0
                           -----------------------------------------------------
                            9      Sole dispositive power
                                            0
                           -----------------------------------------------------
                           10      Shared dispositive power
                                            100,522,422
--------------------------------------------------------------------------------
    11       Aggregate amount beneficially owned by each reporting person.
                      100,522,422
--------------------------------------------------------------------------------
    12       Check if the aggregate amount in Row (11) excludes certain shares ___
--------------------------------------------------------------------------------
    13       Percent of class represented by amount in Row (11)
                      69.8%
--------------------------------------------------------------------------------
    14       Type of reporting person
                      OO
--------------------------------------------------------------------------------

                                (Page 6 of 16 Pages)

--------------------------------------------------------------------------------
                              CUSIP NO. G0352M 10 8
--------------------------------------------------------------------------------
     1       Names of reporting persons
             IRS Nos. of above persons (entities only)

             JAY VAN ANDEL
--------------------------------------------------------------------------------
     2       Check the appropriate box if a member of a group        (a) ___
                                                                     (b) ___
--------------------------------------------------------------------------------
     3       SEC use only
--------------------------------------------------------------------------------
     4       Source of funds
             OO
--------------------------------------------------------------------------------
     5       Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ___
--------------------------------------------------------------------------------
     6       Citizenship or place of organization


             United States

--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:
--------------------------------------------------------------------------------
                            7      Sole voting power
Number of Shares                            0
Beneficially               -----------------------------------------------------
Owned by Each               8      Shared voting power
Reporting Person                            1,987,000
                           -----------------------------------------------------
                            9      Sole dispositive power
                                            0
                           -----------------------------------------------------
                           10      Shared dispositive power
                                            102,509,422
--------------------------------------------------------------------------------
    11       Aggregate amount beneficially owned by each reporting person.
                      102,509,422
--------------------------------------------------------------------------------
    12       Check if the aggregate amount in Row (11) excludes certain shares ___
--------------------------------------------------------------------------------
    13       Percent of class represented by amount in Row (11)
                      71.2%
--------------------------------------------------------------------------------
    14       Type of reporting person
                      IN
--------------------------------------------------------------------------------

                              (Page 7 of 16 Pages)

--------------------------------------------------------------------------------
                              CUSIP NO. G0352M 10 8
--------------------------------------------------------------------------------
     1       Names of reporting persons
             IRS Nos. of above persons (entities only)

             THE JAY AND BETTY VAN ANDEL FOUNDATION
             23-7066716
--------------------------------------------------------------------------------
     2       Check the appropriate box if a member of a group        (a) ___
                                                                     (b) ___
--------------------------------------------------------------------------------
     3       SEC use only
--------------------------------------------------------------------------------
     4       Source of funds
             OO
--------------------------------------------------------------------------------
     5       Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ___
--------------------------------------------------------------------------------
     6       Citizenship or place of organization
             Michigan
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:
--------------------------------------------------------------------------------
                            7      Sole voting power
Number of Shares                            0
Beneficially               -----------------------------------------------------
Owned by Each               8      Shared voting power
Reporting Person                            1,987,000
                           -----------------------------------------------------
                            9      Sole dispositive power
                                            0
                           -----------------------------------------------------
                           10      Shared dispositive power
                                            1,987,000
--------------------------------------------------------------------------------
    11       Aggregate amount beneficially owned by each reporting person.
                      1,987,000
--------------------------------------------------------------------------------
    12       Check if the aggregate amount in Row (11) excludes certain shares ___
--------------------------------------------------------------------------------
    13       Percent of class represented by amount in Row (11)
                      1.4%
--------------------------------------------------------------------------------
    14       Type of reporting person
                      OO
--------------------------------------------------------------------------------

                                (Page 9 of 16 Pages)

--------------------------------------------------------------------------------
                              CUSIP NO. G0352M 10 8
--------------------------------------------------------------------------------
     1       Names of reporting persons
             IRS Nos. of above persons (entities only)

             RDV CORPORATION
             38-2977544
--------------------------------------------------------------------------------
     2       Check the appropriate box if a member of a group        (a)  X
                                                                     (b) ___
--------------------------------------------------------------------------------
     3       SEC use only
--------------------------------------------------------------------------------
     4       Source of funds
             OO
--------------------------------------------------------------------------------
     5       Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ___
--------------------------------------------------------------------------------
     6       Citizenship or place of organization

             Michigan
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:
--------------------------------------------------------------------------------
                            7      Sole voting power
Number of Shares                            0
Beneficially               -----------------------------------------------------
Owned by Each               8      Shared voting power
Reporting Person                            0
                           -----------------------------------------------------
                            9      Sole dispositive power
                                            0
                           -----------------------------------------------------
                           10      Shared dispositive power
                                            100,522,422
--------------------------------------------------------------------------------
    11       Aggregate amount beneficially owned by each reporting person.
                      100,522,422
--------------------------------------------------------------------------------
    12       Check if the aggregate amount in Row (11) excludes certain shares ___
--------------------------------------------------------------------------------
    13       Percent of class represented by amount in Row (11)
                      69.8%
--------------------------------------------------------------------------------
    14       Type of reporting person
                      OO
--------------------------------------------------------------------------------

                             (Page 10 of 16 Pages)

     The undersigned Reporting Persons hereby amend the Schedule 13D filed on December 27, 1999 (as amended, the "Schedule 13D") in connection with (a) the formation of ALAP Hold Co., Ltd., a limited partnership organized under the laws of Nevada ("Hold Co."), (b) the organization of AP New Co., LLC, a Nevada limited liability company ("AP New Co.") and the sole general partner of Hold Co., (c) the execution and delivery of the Limited Partnership Agreement of Hold Co. (the "Partnership Agreement"), dated as of September 29, 1999, among AP New Co and the limited partners of Hold Co. (collectively, the "Partners"), (d) the Partners' contribution, in the aggregate, of 100,522,422 shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Amway Japan Limited, a joint stock corporation organized under the laws of Japan ("AJL") to Hold Co. as initial capital contributions in exchange for partnership interests in Hold Co. (the "Partnership Interests") proportionate to such contributions and (e) the tender offer by N.A.J. Co., Ltd., a joint stock corporation organized under the laws of Japan ("NAJ") and a wholly owned subsidiary of Hold Co., to purchase all shares of Common Stock and American Depositary Shares (the "ADSs") of AJL (the "Offer") pursuant to a Tender Offer Agreement (the "Agreement"), dated November 15, 1999, between NAJ, Hold Co. and AJL.





ITEM 2.    IDENTITY AND BACKGROUND


     The information in Item 2(a)-(c) is hereby amended by adding the following:


                               (Page 11 of 16 Pages)

         The Jay Van Andel Trust is a revocable trust established on August 28, 1978 in the state of Michigan. David Van Andel is the sole trustee of the Jay Van Andel Trust and has sole voting and sole dispositive power under the trust with respect to the Common Stock. Jay Van Andel is the grantor of the Jay Van Andel Trust and has the power to revoke the trust at any time.

         The Jay and Betty Van Andel Foundation is a nonprofit corporation incorporated under the laws of the State of Michigan in 1969. The Jay and Betty Van Andel Foundation is engaged in the business of receiving and administering Funds for religious, scientific, charitable, literary or educational purposes. Jan Van Andel is the sole director. The executive officers of the Jay and Betty Van Andel Foundation are Jay Van Andel, Allan D. Engel and James J. Rosloniec. David Van Andel and Jay Van Andel are the directors of the Jay and Betty Van Andel Foundation. Messrs. Van Andel, Engel and Rosloniec are United States citizens.

                  David Van Andel, age 40, is a director of the Jay and Betty Van Andel Foundation and the sole trustee of the Jay Van Andel Trust. Mr. Van Andel is also the Senior Vice President -- Americas and Europe at Amway Corporation, overseeing business activities for Amway North America, 22 European and 11 Latin American affiliates. Mr. Van Andel has held numerous positions within Amway including Senior Vice President of Operations, Vice President of Manufacturing and Operations and Director of Regional Distribution Centers. Mr. Van Andel is also Chairman of the Van Andel Research Institute and is a member of the Board of the U.S. Chamber of Commerce and of Amway's Board of Directors. Mr. Van Andel is a graduate of Hope College, Holland, Michigan.

                  Jay Van Andel, age 75, is the grantor of the Jay Van Andel Trust and a director and President of the Jay and Betty Van Andel Foundation. Mr. Van Andel is also the co-founder of Amway Corporation. He has also been the Senior Chairman of Amway since 1995. Prior to that time, Mr. Van Andel was the Chairman of Amway. He attended Calvin College, Morningside College, Pratt Business School and Yale University Aviation Cadet School. Mr. Van Andel is a trustee of the Heritage Foundation and a trustee of the Citizen's Research Council of Michigan. In addition, Mr. Van Andel is a member of the MENSA Society. Mr. Van Andel's business address is 7575 Fulton Street East, Ada, Michigan 49355. Mr. Van Andel is a member of Amway's Board of Directors.


                  James J. Rosloniec has been the Treasurer of the Jay Van and Betty Andel Foundation since December 1992. He has also been the Vice President - Audit and Control of Amway since 1991. From 1979 until 1991, Mr. Rosloniec was the Vice President-Finance and Treasurer of Amway. Prior to that, he was the Manager of Internal Audit of Amway. Mr. Rosloniec holds an A.S. Degree from Davenport College and a Bachelor's Degree from Central Michigan University. Mr. Rosloniec is a member of the Advisory Board to the Dean of Business Administration, Central Michigan University, of the Board of Directors of the American Cancer Society, Kent County Unit and Chairman of the Development Task Force with the American Cancer Society- Michigan Division. He also is a director of the Protection Mutual Insurance Company and Blythefield Country Club.

                   Allan D. Engel has been the Secretary and Assistant Treasurer of the Jay and Betty Van Andel Foundation since December 1992. Mr. Engel has also been the Senior Manager- Investments & Real Estate of Amway since October 1991. Mr. Engel holds a Bachelor's Degree and Juris Doctor from Creighton University. Mr. Engel is a director of Plaza Towers Corp., Amway Real Estate Corp., Aviation, Inc., Emerald Maritime Service, Inc., Enterprise, Inc. and various other Amway entities.





                              (Page 12 of 16 Pages)

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The information set forth in Item 5(a)-(b) is hereby amended by adding the following:

         The Jay Van Andel Trust has no power to vote shares of Common Stock. The Jay Van Andel Trust has shared power to dispose of 100,522,422 shares of Common Stock.

                               (Page 13 of 16 Pages)

         Jay Van Andel, the grantor of the Jay Van Andel Trust, is also the President and a director of the Jay and Betty Van Andel Foundation. Mr. Van Andel, under the terms of the Jay Van Andel Trust, has the power to revoke the trust at any time.

         Jay and Betty Van Andel Foundation has shared power to vote and shared power to dispose of 1,987,000 shares of Common Stock. Jay Van Andel has shared power to vote and shared power to dispose of the 1,987,000 shares of Common Stock held by the foundation.






ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following agreement is filed as an Exhibit to this Schedule 13D and incorporated herein by reference.




EXHIBIT NO.                        TITLE OF AGREEMENT





                               (Page 14 of 16 Pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: January 6, 2000                 N.A.J. CO., LTD.




                                      By:    /S/ Lawrence M. Call
                                             ---------------------------
                                      Name:  Lawrence M. Call
                                      Title: Attorney-in-Fact


                                      ALAP HOLD CO., LTD.

                                      By:  AP NEW CO., LLC, its general partner

                                      By:  Amway Corporation, its Manager



                                      By:    /S/ Craig N. Meurlin
                                             ---------------------------
                                      Name:  Craig N. Meurlin
                                      Title: Senior Vice President, General
                                             Counsel and Secretary


                                      AP NEW CO., LLC

                                      By:  Amway Corporation, its Manager



                                      By:    /S/ Craig N. Meurlin
                                             ---------------------------
                                      Name:  Craig N. Meurlin
                                      Title: Senior Vice President, General
                                             Counsel and Secretary


                                      AMWAY CORPORATION


                                      By:    /S/ Craig N. Meurlin
                                             ---------------------------
                                      Name:  Craig N. Meurlin
                                      Title: Senior Vice President, General
                                             Counsel and Secretary


                                      JAY VAN ANDEL TRUST


                                      By:    /S/ Jay Van Andel
                                             ---------------------------
                                      Name:  Jay Van Andel
                                      Title: Trustee


                              (Page 15 of 16 Pages)

                                      JAY AND BETTY VAN ANDEL FOUNDATION


                                      By:    /S/ Jay Van Andel
                                             ---------------------------
                                      Name:  Jay Van Andel
                                      Title: President




                                             /S/ Jay Van Andel
                                      ----------------------------------
                                      JAY VAN ANDEL









                                      RDV CORPORATION


                                      By:      /S/ Robert H. Schierbeek
                                             ---------------------------
                                      Name:  Robert H. Schierbeek
                                      Title:   Treasurer




                               (Page 16 of 16 Pages)